Exhibit 3.1

EXECUTION COPY

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

EXPRESS, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

Express, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), this Certificate of Amendment to the Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Certificate of Incorporation of the Corporation, as previously amended (the “Certificate of Incorporation”).

2. The Board of Directors of the Corporation has duly adopted resolutions approving and declaring the following amendment to the Certificate of Incorporation to be advisable and in the best interests of the Corporation and its stockholders.

3. Part A of ARTICLE FIVE of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 35,000,000 shares, consisting of:

1. 10,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”); and

2. 25,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”).

The Preferred Stock and the Common Stock shall have the rights, preferences and limitations set forth below.

Upon the effectiveness of the filing of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, as amended (the “Effective Time”), every 20 shares of Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”), subject to the treatment of fractional share interests as described below. No fractional shares shall be issued as a result of the Reverse Stock Split, and, in lieu thereof, the Corporation’s transfer agent for the registered holders of shares of Common Stock shall aggregate all fractional shares of Common Stock and arrange for them to be sold on behalf of such holders whose shares of Common Stock otherwise would have been combined into a fractional share as a result of the Reverse Stock Split and, after completing the sale, such holders will receive a cash payment from the transfer agent in an amount equal to their respective pro rata share of the total net proceeds of such sale. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock (an “Old Certificate”) shall thereafter, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the payment of cash in lieu of fractional share interests as provided above.”

4. The foregoing amendment was duly adopted by the Board of Directors of the Corporation and its stockholders in accordance with the provisions of Section 242 of the DGCL and ARTICLE TWELVE of the Certificate of Incorporation.

5. This Certificate of Amendment shall become effective as of 5:00 p.m., Eastern time, on August 30, 2023.

IN WITNESS WHEREOF, Express, Inc. has caused this Certificate of Amendment to be executed by the undersigned duly authorized officer on this 30th day of August, 2023.

EXPRESS, INC.

/s/ Laurel Krueger
By: Laurel Krueger
Its: Chief Legal Officer & Corporate Secretary

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